Dawson James Securities, Inc.

101 North Federal Highway, Suite 600

Boca Raton, Florida 33432

August 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Benjamin Richie

Re:	Safe Pro Group Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-280599

Ladies and Gentlemen:

Dawson James Securities, Inc. (“Dawson”), as representative of the underwriters for the referenced offering, hereby concurs in the request by Safe Pro Group Inc. that the effective date of the above-referenced registration statement be accelerated to 4:30 p.m. (Eastern Time), or as soon as practicable thereafter, on Monday, August 12, 2024, pursuant to Rule 461 under the Securities Act. Dawson affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

Dawson James Securities, Inc.

By:	/s/ Robert D. Keyser, Jr.
Robert D. Keyser, Jr.
CEO